

January 16, 2013

<u>**Via Email**</u>
K. Rupert Murdoch
Chairman and Chief Executive Officer
News Corporation
1211 Avenue of the Americas
New York, NY 10036

Re: News Corporation
Preliminary Proxy Statement filed on Schedule 14A
Filed on December 21, 2012
File No. 001-32352

Dear Mr. Murdoch:

We have limited our review of your filing to the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe revision is appropriate, please tell us why in your response.

After reviewing any revisions to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal No. 1, page 8

1. Revise to disclose what restrictions under your Restated Certificate of Incorporation as currently constituted and/or Delaware law constrain your ability to make distributions in the manner contemplated and how the proposed amendments will alleviate/clarify these restraints.

Proposal No. 2, page 11

2. Please provide similar disclosure to that solicited by comment 1 regarding the amendments contemplated by Proposal No. 2.

3. It is unclear how the distributions to the Subsidiary-Owned Shares, creation of additional Subsidiary-Owned shares and exchange of your shares for the Comparable Securities received by subsidiaries that remain with you relate to the eventual distribution of the spun-off shares of New News Corporation to your shareholders. Please revise to describe the purpose of each of these transactions and how they relate to the eventual distribution of New News corporation shares to your shareholders. Clearly articulate the material aspects of the manner you contemplate effectuating the spin-off.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

·   the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jonathan Groff, Staff Attorney, at (202) 551-3458, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Amy Freed, Esq.
        Hogan Lovells